SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                           N-VIRO INTERNATIONAL CORPORATION
-----------------------------------------------------------------------
                                 (Name of Issuer)

                            COMMON STOCK, PAR VALUE $0.01
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                            (Title of Class of Securities)

                                      62944W 20 7
        --------------------------------------------------------------
                                    (CUSIP Number)

                            R. Francis DiPrete, President
                         Worldtech Waste Management, Inc.
         750 Boston Neck Road - Suite 2, Narragansett, Rhode Island   02882
                                 (401) 783-0431
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                  January 22, 2003
          --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  NAMES OF REPORTING PERSONS

Worldtech Waste Management, Inc., a Nevada corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

EIN:  54-1955034

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                  (A) [ ]
                  (B) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS (See Instructions)

WC and OO The funds for cash purchases were from working capital. In addition and primarily, the Reporting Person traded shares of its own Common Stock for shares of N-Viro International Corporation.

5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM  2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada, U.S.A.

NUMBER OF         7       SOLE VOTING POWER:  451,192 shares.
SHARES
BENEFICIALLY      8       SHARED VOTING POWER:  0 shares.
OWNED BY
EACH              9       SOLE DISPOSITIVE POWER:  451,192 shares
REPORTING PERSON
WITH.            10       SHARED DISPOSITIVE POWER:  0 shares.

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       451,192 shares

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES        (See Instructions) [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.5%

14     TYPE OF REPORTING PERSON (See Instructions)

       CO

ITEM 1.     SECURITY AND ISSUER.

This Statement relates to shares of Common Stock, $0.01 par value per share (the "Common Stock"), of N-Viro International Corporation (the "Issuer"). The Issuer's principal executive office is located at 3450 W. Central Avenue, Suite 328, Toledo, Ohio 43606.

ITEM 2.     IDENTITY AND BACKGROUND.

(a) This Statement is being filed by Worldtech Waste Management, Inc. (the "Reporting Person").

(b) The business address of the Reporting Person is:

     750 Boston Neck Road, Suite 2, Narragansett, Rhode Island  02882

(c) The Reporting Person's present principal occupation is:

    investment in and operation of environmentally sound businesses

(d) Worldtech Waste Management, Inc. has not been convicted in a criminal proceeding.

(e) During the last five years, Worldtech Waste Management, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

(f)  The Reporting Person is a Nevada corporation.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Prior to 2002, the Reporting Person had acquired 411,306 shares. In a series of transactions during 2002, the Reporting Person acquired 1,799,694 shares, and on January 16, 2003, the Reporting Person acquired an additional 500,000 shares. The bulk of the consideration was cash, the balance was for services rendered to SYBA by Worldtech personnel.

ITEM 4.     PURPOSE OF TRANSACTION.

(a) The Reporting Person intends, depending upon the circumstances, to purchase and/or acquire additional shares of the Common Stock of the Issuer. The Reporting Person intends, depending upon the circumstances, to sell and/or dispose of shares of the Common
Stock of the Issuer. No definitive plan or proposal exists at this time with respect to either, however.

(b) The Reporting Person intends to review the Florida partnership, perhaps proposing steps to liquidate it.

(c) The Reporting Person intends to review the Florida partnership, perhaps proposing steps to sell the Issuer's interest therein.

(d) The Reporting Person intends to propose changes in the present board of directors of the Issuer and, depending upon the circumstances, may propose changes in the management of the Issuer. Such proposals may include a change in the number or term of directors.

(e)  Not applicable.

(f)  Not applicable.

(g)  Not applicable.

(h)  Not applicable.

(i)  Not applicable.

(j)  Not applicable.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

a) N-Viro International Corporation reported, in its most recent 10-Q, that it had 2,577,433 shares of Common Stock issued and outstanding. As of the date of this Schedule, the Reporting Person was the legal and beneficial owner of 350,000 shares of Common Stock as well as the beneficial owner of an additional 101,192 shares of Common Stock. Thus, the Reporting Person is the beneficial owner of a combined total of 451, 192 shares of Common Stock or 17.5% of the issued and outstanding shares of N-Viro International Corporation's Common Stock.

(b) The Reporting Person has the sole power to vote, or to direct the vote of, 451,192 shares of Common Stock and sole power to dispose of, or to direct the disposition of, 451,192 shares of Common Stock.

(c) The Reporting Person did not effect any transactions in the class of securities reported on within the past sixty days.

d) Not applicable; no other person is known to have any such right or power.

e) Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      January 22, 2003           WORLDTECH WASTE MANAGEMENT, INC.


                                       By: R. Francis DiPrete, President